UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the date of 27 April 2017

Commission File Number 001-15246

LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

This report on Form 6-K shall be deemed incorporated by reference into the Company's Registration Statement on Form F-3 (File No’s. 333-211791; 333-211791-01) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Lloyds Banking Group plc

Lloyds Banking Group plc hereby incorporates by reference the following exhibit to this report on Form 6-K into its Registration Statement on Form F-3 (File No’s. 333-211791; 333-211791-01):

Exhibit	Document
99.1	Capitalisation table as at 31 March 2017

Exhibit 99.1

Capitalisation

The following table shows the Group’s capitalisation and indebtedness on a consolidated basis in accordance with IFRS as at 31 March 2017. In accordance with IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table below.

31 March 2017
(£m)
Capitalisation
Equity
Shareholders’ equity	44,303
Other equity instruments	5,355
Non-controlling interests	454
Total equity	50,112

Indebtedness

Subordinated liabilities	18,969

Debt securities
Debt securities in issue	73,862
Liabilities held at fair value through profit or loss (debt securities)	9,555
Total debt securities	83,417

Total indebtedness	102,386

Total capitalisation and indebtedness	152,498

Excluding indebtedness issued under government-guaranteed funding programmes, none of the indebtedness set forth above is guaranteed by persons other than members of the Group. As of 31 March 2017, all indebtedness was unsecured except for £32.4 billion of securitisation notes and covered bonds and £2.3 billion of debt securities issued by the Group’s asset-backed conduits.

There have been no issuances or redemptions of subordinated liabilities since 31 March 2017.

There has been no material change in the information set forth in the table above since 31 March 2017.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc (Registrant)
	By:	/s/ G Culmer
Date: 27 April 2017		Name:	George Culmer
		Title:	Chief Financial Officer